Annual Report

Cover Page

Name of issuer:

itracHEALTH Corp

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/19/2015

Physical address of issuer:

9999 NE 2nd Avenue
Suite 312
Miami Shores FL 33138

Website of issuer:

https://www.itracHEALTH.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,406,504.78	$13,999,959.64
Cash & Cash Equivalents:	$30,168.52	$18,266.88
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$3,093,583.33	$2,791,779.70
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$10,912.00	$9,367.00
Net Income:	($504,435.49)	($664,407.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

itracHEALTH Corp

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Delayed filing

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Cesar Garcia	CEO	itracHEALTH Corp.	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Myrna Garcia	Secretary	2015
Tom Warekois	Vice President	2017
Cesar Garcia	CEO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Cesar Garcia	5000000.0 Common Stock	96.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Regulatory Risks- itracHEALTH may be subject to extensive regulation.

itracHEALTH is subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act, and by other regulatory agencies and governing bodies. Our products must receive clearance or approval from the FDA or other regulatory agencies before they can be marketed or sold. The process for obtaining marketing approval or clearance may take a significant period of time and require the expenditure of substantial resources. The process may also require changes to our products or result in limitations on the indicated uses of the products. Also, governmental agencies may impose new requirements regarding registration, labeling or prohibited materials that may require us to modify or re-register products already on the market or otherwise impact our ability to market our products in those countries. Once clearance or approval has been obtained for a product, there is an obligation to ensure that all applicable FDA and other regulatory requirements continue to be met.
Following the introduction of a product, these agencies will also periodically review our manufacturing processes and product performance. Our failure to comply with the applicable good manufacturing practices, adverse event reporting, clinical trial and other requirements of these agencies could delay or prevent the production, marketing or sale of our products and result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation.

Talent Acquisition and Retention

Our initial success depends on the efforts of a small technical and managerial team. The loss of services of the members of the founding team may have an adverse effect on the company. We need to attract and retain key

on the company. We need to attract and retain key employees to be competitive. Our ability to compete effectively depends upon our ability to attract and retain executives and other key employees, including people in technical, marketing, sales and research positions. Competition for experienced employees, particularly for persons with specialized skills, can be intense. itH's ability to recruit such talent will depend on a number of factors, including compensation and benefits, work location and work environment. If we cannot effectively recruit and retain qualified executives and employees, our business could be adversely affected.

Changes in reimbursement practices of third-party payers could affect the demand for our products and the prices at which they are sold.

Our sales will depend, in part, on the extent to which healthcare providers and facilities are reimbursed by government authorities, private insurers and other third-party payers for the costs of our products. The coverage policies and reimbursement levels of third-party payers, which can vary among public and private sources may affect which products customers purchase and the prices they are willing to pay for those products in a particular jurisdiction. Reimbursement rates can also affect the acceptance rate of new technologies. Legislative or administrative reforms to reimbursement systems in the United States or abroad, or changes in reimbursement rates by private payers, could significantly reduce reimbursement for our products and services, or result in denial of reimbursement for those products, which would adversely affect customer demand or the price customers are willing to pay for such products.

Supply Chain Risks and Price Volatility

itracHEALTH purchases different types of raw materials, including plastics, electronics, software and mechanical sub-assemblies. itracHEALTH seeks to ensure continuity of raw material supply by securing multiple options for sourcing. However, there are situations where raw materials are only available from one supplier, which are referred to as sole sourced. The use of sole sourced materials may be due to sourcing of proprietary and/or patented technology and processes that are intended to provide a unique market differentiation to our product. In other cases, while a raw material can be sourced from multiple manufacturers, only one supplier is qualified due to quality assurance, cost or other considerations. In order to provide alternate sources of raw materials, itracHEALTH must complete a rigorous qualification process, which may include completion of regulatory registration and approval,

itracHEALTH continuously assesses its sole sourced raw materials. While itracHEALTH works closely with its suppliers, there may nonetheless be events that cause supply interruption, reduction or termination that could adversely impact our ability to manufacture and sell certain products.Our results of operations could be negatively impacted by price volatility in the cost of raw materials, components, freight and energy.

Competition

itracHEALTH operates in the increasingly complex and challenging medical technology marketplace. Technological advances and scientific discoveries have accelerated the pace of change in medical technology. Companies of varying sizes compete in the chronic care and digital health markets. Some are more specialized than itracHEALTH with respect to particular markets, and some have greater financial resources than us. Acquisitions and collaborations by and among companies seeking a competitive advantage also affect the competitive environment.

Limited Operating History

itracHEALTH is in the development stage and has a limited operating history. We have not commenced sales of products or services. Our scope of operations has been limited, and includes the organization of the company, business model development, key supplier's negotiations, licensing agreements and a substantial amount of work and capital investment to develop, document and produce working "production-equivalent units" of our initial products, as well as other preparations for the commencement of business. Because of the lack of long-term operating history, there is little operating and financial data about the business upon which to base an assessment of our current or future performance. It would be prudent to consider the risks, expenses, and difficulties faced by a company seeking to establish a new business. The Company may not be able to: Secure the necessary regulatory approvals from the FDA and other regulatory agencies to commercialize our products; Raise additional capital to fund our operations; Complete the development of our products; or Secure the commercial relationships we need to sell our products and services.If the Company cannot achieve these goals, it may be unable to develop or sustain the business.

We Expect Continued Operating Losses

We expect to continue to incur net losses until we can produce sufficient revenues to cover our costs. We may never achieve profitability. Even if we do achieve

profitability, we may be unable to sustain or increase profitability in the future since our management intends to invest in the marketing and promotion of our products and further development of our operating infrastructure.

The Company Expects Initial Negative Operating Cash Flow

We expect to experience negative operating cash flows in the immediate future because we intend to continue to develop our business, products and infrastructure. The development of the business will require additional capital, which we may be unable to obtain on suitable terms, or at all. If we are unable to obtain adequate funding on suitable terms, or at all, we may have to delay, reduce or eliminate some or all of our product development efforts, general operations or any other initiatives. If we raise additional funds through the issuance of equity or equity-related or debt securities, these securities may have rights, preferences, or privileges senior or superior to others' interests in itracHEALTH, and our current owners may experience additional dilution to their equity ownership.

Tariffs and International Trade Policies

Our business operations, financial performance, and supply chain are subject to risks related to tariffs and international trade policies. The recent implementation of significant tariffs on goods imported from China, Korea, and Europe, in particular, by the United States has the potential to substantially impact our business. These tariffs could increase the cost of raw materials directly sourced by us from international suppliers, as well as certain USA-sourced components thus reducing our profit margins or necessitating adjustments to our pricing strategies.The ongoing trade tensions and uncertainty surrounding potential future tariff increases or changes to trade policies create significant risks for our business, including but not limited to:
- Increased cost of goods.
- Disruptions to our supply chain and manufacturing operations.
- Reduced sales.
- Potential loss of competitiveness due to higher pricing or inability to secure supplies.
- Increased pressure on our profitability and cash flows. We cannot estimate at this point the aggregate effect of the anticipated increases in cost of goods, due to tariffs. We are actively monitoring these developments and exploring potential mitigation strategies. Further, it cannot be guaranteed that such strategies will be successful in mitigating the adverse effects of tariffs and trade policies on our business and financial performance. Any escalation of trade tensions or further changes to tariff policies could

of trade tensions or further changes to tariff policies could have a material adverse effect on our business, financial condition, and results of operations.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Tom Warekois is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	15,000,000	5,175,000	Yes ⌄
Preferred Stock	5,000,000	0	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,250,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Cesar M. Garcia
Issue date	10/21/18
Amount	$3,000,000.00
Outstanding principal plus interest	$2,818,000.00 as of 12/30/24
Interest rate	5.0% per annum
Maturity date	12/31/27
Current with payments	Yes

Loan Payable to Founder

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2020	Section 4(a)(2)		$16,330	General operations
2/2021	Section 4(a)(2)		$22,098	General operations
6/2022	Section 4(a)(2)	SAFE	$741,200	General operations
1/2024	Regulation Crowdfunding	SAFE	$99,150	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the

aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Cesar M. Garcia
Amount Invested	$875,000.00
Transaction type	Priced round
Issue date	10/18/15
Relationship	Founder

Name	Myrna I Garcia
Amount Invested	$343,411.00
Transaction type	Safe
Issue date	12/25/17
Valuation cap	$10,000,000.00
Relationship	Wife of CEO

Name	Cesar M. Garcia
Amount Invested	$3,000,000.00
Transaction type	Loan
Issue date	10/21/18
Outstanding principal plus interest	$2,818,000.00 as of 12/30/24
Interest rate	5.0% per annum
Maturity date	12/31/27
Current with payments	Yes
Relationship	CEO & Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

~~Management's Discussion and Analysis of Financial Condition and Results of Operations~~

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

~~Overview~~

eNURSE with medIQ, the smart personal health assistant for at risk patients living at home.

There are four major problems that have not been effectively addressed by today's technological solutions to make a major impact in patient outcomes, cost and patient satisfaction:
1. the lack of technology-based, highly integrated solutions to assist self-managed patients living at home with their complex chronic care protocols.
2. The need for a single-point solution that can concurrently support the three principal actors in chronic care management at home: patient, physician and caregiver.
3. Medication management requires much more than pill dispensing because at-risk and frail patients frequently require medication changes, dose changes, suspensions, variable medication, intermittent medication regimens, etc. Medication management is the biggest challenge at home but considering vital signs monitoring and assessments for pain, mood and symptoms all home healthcare protocols are required to optimize medication therapy, eNURSE also performs all these protocols.4. Physicians are extremely busy and need reliable, real time contextual information (not raw data) to personalize care and coordinate chronic care services. itracHEALTH INSITE Primary Care Web Portal provides a patient health status with trended real time data sp physicians can act proactively to avoid preventable ER visits and hospitalizations.~~Milestones~~

itracHEALTH Corp was incorporated in the State of Delaware in October 2015.

Since then, we have:

- eNURSE can revolutionize chronic care at home assisting patients, caregivers & medical professionals

- A fully integrated product platform ready to initiate FDA clearance process and commercialization

- Founders- serial entrepreneurs that increased the market cap of prior venture from $35MM to $400MM

- A team with a track record of successful commercial execution in the medical devices business.

- A B2B2C product launch plan - initial target: group practices. Established Medicare reimbursements

- Subscription based model with multiple revenue streams & gross margins over 60%% (not guaranteed)

- Founders and friends have invested their own money to fund the company thus far.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate

operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

~~Historical Results of Operations~~

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $0.

- *Assets.* As of December 31, 2024, the Company had total assets of $1,406,504.78, including $30,168.52 in cash. As of December 31, 2023, the Company had $13,999,959.64 in total assets, including $18,266.88 in cash.

- *Net Loss.* The Company has had net losses of $504,435.49 and net losses of $664,407 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $3,093,583.33 for the fiscal year ended December 31, 2024 and $2,791,779.70 for the fiscal year ended December 31, 2023.

~~Related Party Transaction~~

Refer to Question 26 of this Form C for disclosure of all related party transactions.

~~Liquidity & Capital Resources~~

To-date, the company has been financed with an initial founder investment of $875,000, $3,000,000 in debt and $1,434,611 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12-15 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital within 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

~~Runway & Short/Mid Term Expenses~~

itracHEALTH Corp cash in hand is $30,168, plus a $182,000 on a revolving loan from the fonder as of December 31, 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month, for an average burn rate of $20,000 per month. Our intent is to be profitable in 24 months.There have been no material changes in operations or financial situation of the Company since Dec. 31, 2024. Company operations have been steady, and operating expenses have been kept down. Total cash utilization is significantly lower than 2025 because most tooling and development expenses were incurred prior to 2025. The company has been achieving steady progress toward commercialization. Product development is complete and FDA 510(k) application data collection, and a pilot trial is in process.

The company expects to start generating revenue in the second quarter of 2026. itracHEALTH plans to spend $1 million before beginning to generate revenue. Once we reach a revenue-generating point, we hope to achieve $400,000 in monthly revenues starting 2026. The company monthly burn rate is $20,000 per month and the incremental expenses to reach the $900,000K cumulative spending level by December 2025 have not been committed. Most of the incremental expenses are for testing, certification and other product approval activities that are not recurrently required in normal business operations. The company plans to maintain its present burn rate until additional funds are raised and all commitments requiring incremental spending would be commensurate with the level of funding achieved. Lower levels of funding may result on the postponement of some company initiatives and delays in the product launch and corresponding revenue.

We are currently not profitable. The company needs to raise at least $4 million to achieve profitability in by second quarter 2027. It is the company intention to raise more than $4 million in the Series A round to implement a full-scale launch in three state hubs: Florida, California and New York. itracHEALTH has a low overhead-low fixed cost structure that allows the company to scale up or down based on level of funding.

The founder has extended a loan to the company and has the financial resources to cover the monthly burn rate through the campaign. At this stage, the company operates with a small group of employees and consultants, and additional resources will not be hired until enough funding is raised. The additional funds raised on the campaign will fund incremental expenses relating to the FDA submission and scale up. The incremental fixed costs required for product launch are small as most incremental costs are directly variable with the number of units sold. All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and

operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Cesar Garcia, certify that:

(1) the financial statements of itracHEALTH Corp included in this Form are true and complete in all material respects ; and

(2) the financial information of itracHEALTH Corp included in this Form reflects accurately the information reported on the tax return for itracHEALTH Corp filed for the most recently completed fiscal year.

Cesar Garcia
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power

has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the

Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.itracHEALTH.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Cesar Garcia
Myrna Garcia
Tom Warekois

Appendix E: Supporting Documents

ttw_communications_125944_232823.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Cesar Garcia

Myrna Garcia

Tom Warekois

Appendix E: Supporting Documents

ttw_communications_125944_232823.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

itracHEALTH Corp

By

Cesar Garcia

CEO & Founder

CEO & Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Cesar Garcia

CEO & Founder
4/30/2025

Myrna I. Garcia

Corporate Secretary
4/30/2025

Thomas E Warekois

COO
4/30/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

in reliance upon this power of attorney.